EXHIBIT 12.1

Enterprise Financial Services Corp
Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement
(unaudited)

	Years ended December 31,
($ in thousands)	2017	2016	2015	2014	2013
Earnings (1):
Income (loss) before income taxes	$86,517	$74,839	$58,401	$41,044	$50,080
Add: Fixed charges from below	25,235	13,729	12,369	14,386	18,137
Earnings including interest expense on deposits (a)	$111,752	$88,568	$70,770	$55,430	$68,217

Less: interest expense on deposits	(17,200)	(10,841)	(10,412)	(10,487)	(11,142)
Earnings excluding interest expense on deposits (b)	$94,552	$77,727	$60,358	$44,943	$57,075

Fixed charges (1):
Interest on deposits	$17,200	$10,841	$10,412	$10,487	$11,142
Interest on borrowings	8,035	2,888	1,957	3,899	6,995
TARP preferred stock dividends (pre-tax)	—	—	—	—	—
Fixed charges including interest on deposits (c)	$25,235	$13,729	$12,369	$14,386	$18,137

Less: interest expense on deposits	(17,200)	(10,841)	(10,412)	(10,487)	(11,142)
Fixed charges excluding interest expense on deposits (d)	$8,035	$2,888	$1,957	$3,899	$6,995

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (2)	11.77x	26.91x	30.85x	11.53x	8.16x
Including interest on deposits (a/c)	4.43x	6.45x	5.72x	3.85x	3.76x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (2)	11.77x	26.91x	30.85x	11.53x	8.16x
Including interest on deposits (a/c)	4.43x	6.45x	5.72x	3.85x	3.76x

(1) As defined in Item 503(d) of Regulation S-K.
(2) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.